TAHOE REPORTS STRONG MINE OPERATING EARNINGS FROM GOLD SEGMENTS FOR THIRD QUARTER 2017
VANCOUVER, British Columbia – November 6, 2017 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) today announced solid financial and operating results for the third quarter and nine months ended September 30, 2017. The Company’s balance sheet remains strong, with cash and cash equivalents of $182.1 million at September 30, 2017 and very little debt.
Ron Clayton, President and CEO of Tahoe, commented: “Despite challenges in Guatemala during the quarter, we are very pleased with our team's performance, particularly at our gold operations which produced 109 thousand ounces at a total cash cost of $747 per ounce. The Company remains focused on executing our strategy to advance near-term development projects in Canada and Peru. Although we reported a loss for the quarter, the results were negatively impacted by $14 million in costs ($0.04 per share) related to the suspension and care and maintenance of Escobal and a $9 million non-recurring pre-tax expense ($0.03 per share) at La Arena as a result of completing negotiations to fulfill historical commitments made to the community. Except for these items, we would have reported positive earnings for the quarter on the strength of our gold operations alone. In Guatemala, we are gratified that the Supreme Court reinstated the Escobal license in September and are working diligently to resolve the Casillas road block and to obtain renewal of our export credential so that we can resume mining operations at Escobal. We believe the resolution of these two issues will follow the Constitutional Court decision on the appeals from the Supreme Court ruling."
Key Financial and Operating Results

$ millions unless otherwise indicated	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Revenue	$155.2	$234.7	$615.8	$595.1
Earnings (loss) and total comprehensive income (loss)	$(8.4)	$63.0	$99.8	$117.6
Earnings (loss) per share	$(0.03)	$0.20	$0.32	$0.42
Adjusted earnings (loss) (1)	$(7.2)	$65.7	$101.7	$162.0
Cash provided by operating activities	$60.0	$99.7	$272.7	$196.0
Cash provided by operating activities before changes in working capital	$37.0	$126.0	$269.3	$311.3

Silver production (moz)	—	5.0	9.8	16.5
Gold production (koz)	109	98	340	265
Total cash cost per silver oz produced ($/oz)(1)(2)	$—	$6.5	$6.15	$5.66
AISC per silver oz produced ($/oz)(1)(2)	$—	$8.68	$8.91	$7.55
Total cash cost per gold oz produced ($/oz)(1)(2)(3)	$747	$625	$639	$632
AISC per gold oz produced ($/oz)(1)(2)	$1,088	$974	$954	$979
Sustaining capital (incl. capitalized drilling)	$25,133	$26,315	$71,100	$63,159
Project capital	$28,600	$30,110	$96,793	$87,741
Exploration expense	$4.5	$4.7	$14.6	$7.5
Corporate G&A(4)	$11.7	$7.5	$34.7	$38.0
Weighted average shares outstanding (basic, in millions)	313.15	311.41	312.67	282.34

(1)	See “Cautionary Note on Non-GAAP Financial Measures” at the end of this press release.
(2) Total cash costs and AISC are presented net of by-product credits.

(3)
Total cash costs for Q3 2017 included a $9.0 million non-recurring pre-tax expense at La Arena as a result of completing negotiations to fulfill a historical commitment that impacted total cash cost per gold ounce produced by $82/oz for Q3 2017and $27/oz for Q3 YTD 2017.

(4)	Corporate G&A includes non-cash, stock-based compensation.

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Summary of Q3 2017:
Strong operating and financial results from gold segments – Q3 2017 gold production totaled 108.7 thousand ounces, including 19.4 thousand ounces from Shahuindo. Production and costs in Q3 2017 reflected strong results at all of the Company’s gold mines, with total cash costs and AISC averaging $747 and $1,088 per ounce, respectively, in Q3 2017.
Shahuindo expansion plan remains on track – Construction of the initial 12,000 tpd crushing and agglomeration circuit at Shahuindo is now nearly complete with commissioning initiated at the end of September. The additional 24,000 tpd crushing and agglomeration circuit remains on schedule and within guidance for commissioning by mid-year 2018. The project is planned to reach the full 36,000 tpd production rate by the end of 2018, providing an expected 80% ultimate gold recovery.
Bell Creek Shaft Project continues on plan – The sinking hoist was commissioned and work began on the third and final pilot raise. The project remains on schedule and within guidance for commissioning in mid-year 2018, with a ramp up through the end of the year.
Released improved 2017 gold production guidance at lower costs – In September, the Company re-instated and increased its guidance for gold production to 400,000 to 450,000 ounces for 2017 due in large part to the positive mine plan reconciliation (higher grade and additional tonnes) experienced at La Arena year to date. Total cash cost estimates have been decreased by $50 per ounce to an estimated $650 to $700 per ounce, reflecting the higher anticipated production levels and better than anticipated cost performance year to date. Likewise, all-in sustaining costs decreased by $100 per ounce to a guidance range of $1,050 to $1,150 per ounce, driven by higher production and lower capital and exploration costs. The Company remains in line to achieve our new guidance.
Conservative balance sheet management with $182m in cash – Despite the on-going interruption of mining operations at Escobal, the Company's balance sheet remains strong, with cash and cash equivalents of $182.1 million at September 30, 2017. In addition, the Company has access to $75 million of the $300 million revolving credit facility that matures on July 19, 2021. As previously reported, the credit agreement includes terms that limit borrowing to a maximum of $75 million during the period of suspension of the mining operations at Escobal as a result of the CALAS claim in Guatemala. The revolving credit facility remains undrawn.
Timmins West Mineral Resource and Reserve update – The Company announced an updated Mineral Resources and Mineral Reserves for Timmins West in Canada. The Company had significant growth in Mineral Reserves attributable to the initial Mineral Reserve for the 144 Gap deposit, a part of the Timmins West mine. Proven and Probable Mineral Reserves at Timmins West increased from 233,000 ounces of gold at an average grade of 3.7 gpt as reported January 1, 2017 to 738,000 ounces of gold at an average grade of 3.2 gpt effective May 15, 2017. Measured and Indicated Mineral Resources total 1.02 million ounces of gold at the Timmins West Mine.
Update on Escobal Mining License and Export Credential – On July 5, 2017, the Company was notified that the Supreme Court of Guatemala issued a temporary decision to provisionally suspend the Escobal mining license of Minera San Rafael ("MSR") in response to an action brought by CALAS, an anti-mining NGO, against the Ministry of Energy and Mines (“MEM”). On September 10, 2017, the Guatemalan Supreme Court issued a definitive decision that reinstated the Escobal mining license. The ruling also ordered MEM to consult with the Xinka indigenous communities within certain geographic areas within 12 months. The ruling allows Escobal to restart operations immediately and to continue to operate during the consultation process. Although Tahoe believes that MEM complied with ILO Convention 169 before it issued the Escobal license, it will fully support MEM in any of its future indigenous engagement.
CALAS and other interested parties appealed the Supreme Court's decision reinstating the Escobal mining license to the Constitutional Court, the highest court in Guatemala, which heard the matter on October 25, 2017. The Constitutional Court is expected to rule on the appeals before the end of the year.
In June 2017, the Company filed its annual request to renew the export credential with MEM. However, MEM did not renew the credential because its renewal had become contingent on the Supreme Court's reinstatement of the Escobal mining license. The credential therefore expired in August 2017. After the Supreme Court reinstated the mining license in September 2017, MEM publicly stated that the export credential could now be legally renewed. However, contrary to such public declaration, MEM has yet to renew the credential. The Company believes that MEM is unlikely to renew the export credential prior to the Constitutional Court ruling on the appeals.
Update on Guatemala Road Block – Since June 7, 2017, a group of protesters near the town of Casillas has blocked the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal mine. Operations were reduced between June 8 and June 19 to conserve fuel and were further curtailed on June 19, 2017.
While some of the protesters come from Casillas, which is approximately 16 kilometers from the mine, many more are from outside the municipality. The Company has reason to believe that the blockade is politically motivated and is being substantially funded by anti-mining groups. As the road block continues, some protesters have become increasingly

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violent. Following the September 10, 2017 court ruling that reinstated the Escobal mining license, the Company attempted to transport supplies to the mine site. Protesters blocked the passage of vehicles and attacked the truck drivers and trucks. On a separate occasion, a helicopter attempting to deliver fuel to the mine was shot at. These violent episodes have put people's lives at risk and violated the human rights of the Company's employees, contractors and San Rafael Las Flores residents, particularly the right to freedom of movement, the right to liberty and security of person, and the right to work.
Tahoe deplores violence of any kind and continues to focus on reaching a peaceful and expeditious conclusion to the roadblock at Casillas. The Company is working with the government, community leaders and international mediation experts to develop a dialogue process aimed at resolving the matter. Once the roadblock is lifted, the export credential is renewed and the Supreme Court ruling is confirmed by the Constitutional Court, the Company expects to be in a position to resume production at Escobal within a week.
OPERATIONS REVIEW
Escobal
The Escobal Mine remained on standby during the third quarter with a focus on care and maintenance. There was no ore production, development, rehabilitation, paste fill or shotcreting operations during this time. Escobal has maintained the readiness of the equipment fleet for the orderly resumption of operations once the mine restarts.
Gold Operations
La Arena

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Gold Ounces Recovered (000’s)	48	49	148	146
Costs Per Ounce Gold Produced(1)
Total cash costs per ounce net of by-product credits	$794	$593	$624	$626
All-in sustaining costs per ounce net of by-product credits	$1,038	$864	$831	$859
Capital Expenditures	$7,687	$9,456	$20,005	$22,547
Sustaining Capital	$7,687	$9,456	$20,005	$22,547
Non-Sustaining Capital	$—	$—	$—	$—

(1)	Non-GAAP financial measures are described in the “Cautionary Note on Non-GAAP Financial Measures” section of this press release.

Mine Operations
Production from the Calaorco pit totaled 3.1 million and 9.7 million tonnes of ore at an average strip ratio of 2.0 and 2.0 during Q3 2017 and Q3 YTD 2017, respectively. A total of 3.1 million and 9.8 million tonnes at average gold grades of 0.48 gpt and 0.49 gpt containing 48.4 thousand and 153.9 thousand gold ounces were placed on the leach pads during Q3 2017 and Q3 YTD 2017, respectively. Total cash costs for Q3 2017 included a $9.0 million non-recurring pre-tax expense as a result of completing negotiations to fulfill a historical commitment that impacted total cash costs by $189/oz for Q3 2017 and $60/oz for Q3 YTD 2017.
Mining operations continue to be focused in the Phase 4, Phase 5 and Phase 6 areas of the Calaorco pit. Ore is currently being produced from Phase 4 and Phase 5, with Phase 6 under development.
Process plant
The process plant performed well with an average of 12 hectares under irrigation throughout Q3 2017. The La Arena plant recovered 47.6 thousand and 148.4 thousand ounces of gold during Q3 2017 and Q3 YTD 2017. Gold recovery continues to be approximately 86%.

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Shahuindo

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Gold Ounces Recovered (000’s)	19	10	60	35
Costs Per Ounce Gold Produced(1)
Total cash costs per ounce net of by-product credits	$774	$742	$647	$638
All-in sustaining costs per ounce net of by-product credits	$1,328	$990	$1,066	$1,258
Capital Expenditures(2)	$19,314	$19,355	$44,345	$52,397
Sustaining Capital	$7,622	$2,050	$14,834	$8,649
Non-Sustaining Capital	$11,692	$17,305	$29,511	$43,748

(1)	Non-GAAP financial measures are described in the “Cautionary Note on Non-GAAP Financial Measures” section of this press release.

(2)	Commercial production at Shahuindo was declared on May 1, 2016. The figures presented for Q3 YTD 2016 include pre-commercial production which reduced the capital expenditures.
Mine Operations
Production from the Shahuindo pit totaled 1.8 million and 4.7 million tonnes of ore at an average strip ratio of 0.98 and 1.0 during Q3 2017 and Q3 YTD 2017, respectively. A total of 1.5 million and 3.8 million tonnes at average gold grades of 0.61 gpt and 0.63 gpt containing 28.6 thousand and 76.2 thousand gold ounces were placed on the leach pads during Q3 2017and Q3 YTD 2017, respectively. Total cash costs net of by-product credits for Q3 2017 are higher than Q3 YTD 2017 due to grade variance and timing of community costs in the quarter.
Process plant
The Shahuindo plant recovered 19.4 thousand and 60.4 thousand ounces of gold during Q3 2017 and Q3 YTD 2017, respectively. Primary leaching is focused on Pad 2A which is resulting in faster than expected leach cycles attributable to optimized coarse/fine ore blending. The average area under leach was 8.3 hectares during Q3 2017. Overall gold recovery increased from 58% in January to 64% at the end of Q3 2017, in line with the ramp up to an ultimate recovery of 67% for run-of-mine material.
Capital projects
Construction of leach pad 2B began in the Q3 2017 as planned. Pad 2B is scheduled to be placed into production in Q3 2018.
Permits for the operation of the first phase of the south waste rock dump were received in the third quarter and the waste rock dump is currently in use. The south waste rock dump has sufficient capacity to accommodate waste rock mined from the Shahuindo pit through the end of 2018.
Dry commissioning of the 12,000 tpd crushing and agglomeration circuit was initiated late in Q3 as scheduled.  A portion of the final purchase orders for the additional 24,000 tpd circuit has been deferred to early Q4 2017 due to modifications to the final engineering design. The Company does not expect this to have an impact on the commissioning of the full 36,000 tpd plant anticipated in mid-year 2018. The project is planned to reach the full 36,000 tpd production rate by the end of 2018, providing an expected 80% ultimate gold recovery, in-line with the pre-feasibility study.
Timmins Mines

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Gold Ounces Recovered (000’s)	42	37	127	76
Costs Per Ounce Gold Produced(1)
Total cash costs per ounce net of by-product credits	$681	$635	$653	$640
All-in sustaining costs per ounce net of by-product credits	$1,034	$1,112	$1,046	$1,131
Capital Expenditures	$25,047	$21,013	$80,814	$56,767
Sustaining Capital	$9,824	$14,944	$36,260	32,199
Non-Sustaining Capital	$15,223	$6,069	$44,554	24,568

(1)	Non-GAAP financial measures are described in the “Cautionary Note on Non-GAAP Financial Measures” section of this press release.

(2)	Results prior to the acquisition date of April 1, 2016 are excluded.
Bell Creek
Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with approximately 2,850 metres and 8,200 metres of development completed in Q3 2017 and Q3 YTD 2017, respectively. Infill and definition drilling at the Bell Creek mine totaled 11,100 metres and 38,800 metres in Q3 2017 and Q3 YTD 2017, respectively.

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The Bell Creek mine delivered 92 thousand and 247 thousand tonnes of ore to surface, mined from longitudinal longhole stopes on multiple production sublevels during Q3 2017 and Q3 YTD 2017, respectively.
Timmins West
Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with approximately 2,700 metres and 8,250 metres of development completed in Q3 2017 and Q3 YTD 2017. Progress continued to be made on the infrastructure development at 144 Gap which included ramp, raise and lateral development to access the resource. Underground infill and definition drilling completed at the Timmins West mine in Q3 2017 and Q3 YTD 2017 to improve resource/reserve definition totaled 23,800 metres and 92,300 metres, respectively.
The Timmins West mine delivered approximately 0.2 million and 0.8 million tonnes of ore to surface, mined from longitudinal and transverse longhole stopes on multiple production sublevels from the Timmins West, Thunder Creek and 144 Gap deposits during Q3 2017 and Q3 YTD 2017, respectively.
Mill processing
Mill operations averaged 3,679 tpd and 3,704 tpd in Q3 2017 and Q3 YTD 2017, respectively. The mill processed a total of 0.3 million and 1.0 million tonnes with an average gold feed grade of 3.98 gpt and 4.05 gpt recovering 41.7 thousand and 127.0 thousand gold ounces in Q3 2017 and Q3 YTD 2017, respectively. Process recovery for Q3 2017 and Q3 YTD 2017 averaged 96.3% and 96.5%, respectively.
Construction of the Phase 5 tailings facility expansion continued in Q3 2017.
Capital projects
The Bell Creek Shaft Project continued on schedule during Q3 2017. Excavation of the third and final pilot raise started in Q3 from the 1040 level. The enlargement of the second pilot raise had reached 682m depth by the end of the period. The underground sinking hoist was commissioned and the installation of the new steel sets were completed approximately 450m below surface. Surface construction continued in Q3 with the completion of the new administration and security complex. The new hoist foundations were completed and tenders for the installation of the hoistroom and headframe were received.
Conference Call
Tahoe’s senior management will host a conference call and webcast to discuss the Q3 2017 results on Tuesday, November 7, 2017 at 10:00 a.m. ET (7:00 a.m. PT). To join the call please dial 1-800-319-4610 (toll free from Canada and the U.S.) or +1-604-638-5340 (from outside Canada and the U.S.). The webcast will be available on the Company’s website at http://www.tahoeresources.com/investor-relations/, as will a recording of the call later in the day.
Complete financial results for Q3 2017 including the Company’s management discussion and analysis and other filings will be posted on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and on the Company’s website.
About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.
Qualified Person Statement
Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.
Technical Disclosure
The basis of the Timmins West Mine Mineral Resources and Mineral Reserves is from National Instrument 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada, dated September 20, 2017 with an effective date of May 15, 2017. Mineral Resources include Measured Mineral Resources of 361 thousand tonnes with an average gold grade of 4.95 gpt containing 57.5 thousand ounces of gold, Indicated Mineral Resources of 7.5 million tonnes with an average gold grade of 3.99 gpt containing 966.5 thousand ounces of gold, and Inferred Mineral Resources of 1.1 million tonnes with an average gold grade of 3.80 gpt containing 133.4 thousand ounces of gold. Mineral Resources are reported using a gold cut-off grade of 1.5 gpt. Mineral Reserves include Proven Mineral Reserves of 407 thousand tonnes with an average gold grade of 3.61 gpt containing 47.2 thousand ounces of gold, and Probable Mineral Reserves of 6.7 million tonnes with an average gold grade of 3.18 gpt containing 690.6 thousand ounces of gold. Mineral Reserves are reported using a gold cut-off grade of 2.0 gpt and a gold price of $1,250/oz. Mineral Reserves are included in Mineral Resources.
For further information, please contact:
Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5812

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CAUTIONARY NOTE ON NON-GAAP FINANCIAL MEASURES
The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings, adjusted earnings per share, and cash provided by operating activities before changes in working capital. These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine primarily produces silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from Escobal and is therefore considered “by-product”. The Company’s La Arena, Shahuindo and Timmins mines primarily produce gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from these mines and is therefore considered “by-product”. The Company believes these measures may provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.
The Company also reports total operating costs (cost of sales) per ounce. The Company believes that this metric is important in assessing the performance of each of the Company’s sold metals and as a meaningful GAAP-based comparison to other mining companies. Total operating costs (cost of sales) per ounce sold is calculated by dividing total the operating costs by gold ounces sold. Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. The reconciliation of total operating costs (cost of sales) to total cash costs is included in the total cash cost and total production cost tables below. Comparative periods have been updated to reflect current period presentation. There is no impact to current or prior period disclosed numbers due to the inclusion of this metric.
Consolidated adjusted earnings and consolidated adjusted earnings per share
The Company has adopted the reporting of consolidated adjusted earnings (“adjusted earnings)” and consolidated adjusted earnings per share (“adjusted earnings per share”) as a non-GAAP measure of a precious metals mining company’s operating performance. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings or consolidated earnings per share and should be read in conjunction with such GAAP measures. Adjusted earnings and adjusted earnings per share are calculated as earnings excluding i) non-cash impairment losses and reversals on mineral interests and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives other than provisionally priced trade receivables, v) loss on extinguishment of the Lake Shore Debentures, vi) gains or losses on sale of assets and vii) costs related to the acquisition of Lake Shore Gold and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance.
The Company calculates adjusted earnings and adjusted earnings per share on a consolidated basis.

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Earnings (loss)	$(8,380)	$63,011	$99,803	$117,561
Unrealized foreign exchange loss (gain)	1,155	2,318	1,886	1,823
Acquisition costs(2)	—	64	—	11,085
Loss on Debenture	—	—	—	32,304
Gain on derivative instruments (currency swap)	—	264	—	(803)
Adjusted earnings (loss)	$(7,225)	$65,657	$101,689	$161,970

Weighted average common shares outstanding
Basic (000’s)	313,152	311,407	312,673	282,335
Diluted (000’s)	313,161	312,108	312,722	282,672
Adjusted earnings (loss) per share
Basic	$(0.02)	$0.21	$0.33	$0.57
Diluted	$(0.02)	$0.21	$0.33	$0.57

(1) Results of the Timmins mines prior to the date of acquisition of Lake Shore Gold on April 1, 2016 are excluded.
(2) Costs related to the acquisition of Lake Shore Gold on April 1, 2016.

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Total cash costs before and net of by-product credits
The Company reports total cash costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute ("The Institute”) for the reporting of total cash costs (silver) and the generally accepted standard of reporting total cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry and serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of silver production by silver mining companies. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken alone, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.  Total cash costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the total cash costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.
Total cash costs per ounce of produced silver net of by-product credits incorporate all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation which are non-cash in nature, and include by-product gold, lead and zinc credits, and treatment and refining charges included within revenue.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs per ounce of produced silver net of by-product credits to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits as the Company considers that the cost to produce the silver is reduced as a result of the by-product sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.
Total cash costs (silver)
Total cash costs per ounce of produced silver, net of by-product credits

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Total operating costs (cost of sales)(1)	$—	$47,709	$95,854	$147,974
Depreciation and depletion	—	(12,244)	(29,052)	(40,301)
Change in product inventory	—	1,930	6,329	1,419
Treatment and refining charges	—	8,262	16,205	24,426
Total cash costs before by-product credits	$—	$45,657	$89,336	$133,518
By-product credits(2)		(13,336)	(29,740)	(40,803)
Total cash costs net of by-product credits	$—	$32,321	$59,596	$92,715
Silver ounces sold in concentrate (000’s)	—	4,781	9,773	14,528
Silver ounces produced in concentrate (000’s)	—	4,976	9,692	16,387
Total operating costs (cost of sales) per ounce sold	$—	$9.98	$9.81	$10.19
Total cash costs per ounce produced before by-product credits	$—	$9.18	$9.22	$8.15
Total cash costs per ounce produced net of by-product credits	$—	$6.50	$6.15	$5.66

(1) Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. All costs for Silver are through Q2 2017 as no silver was produced in Q3 2017.
(2) Gold, lead and zinc by-product credits are calculated as follows:

	Q3 2017				Q3 2016
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	—	—	—	—	1,752	$1,545	$2,707	$0.54
Lead Tonnes	—	—	—	—	1,917	$3,336	$6,395	$1.29
Zinc Tonnes	—	—	—	—	2,656	$1,594	$4,234	$0.85

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	Q3 YTD 2017				Q3 YTD 2016
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	3,554	$1,281	$4,555	$0.47	5,857	$1,418	$8,303	$0.51
Lead Tonnes	4,085	$2,369	$9,679	$1.00	6,705	$2,157	$14,464	$0.88
Zinc Tonnes	5,568	$2,785	$15,508	$1.60	9,505	$1,898	$18,036	$1.10

(3) Table has been updated to reflect current period presentation with no impact to the cash costs previously presented.
(4) Numbers in tables may not calculate due to rounding.

Total cash costs (gold)
Total cash costs per ounce of produced gold, net of by-product credits

	Q3 2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$51,052	$19,556	$43,844	$114,452
Depreciation and depletion	(8,647)	(4,851)	(15,591)	(29,089)
Change in product inventory	(4,725)	539	229	(3,957)
Smelting and refining charges	244	123	46	413
Total cash costs before by-product credits	37,924	15,367	28,528	81,819
Silver credit(2)	(146)	(338)	(84)	(568)
Total cash costs net of by-product credits	37,778	15,029	28,444	81,251
Gold ounces sold (000’s)	53.7	20.0	42.7	116.4
Gold ounces produced(2) (000’s)	47.6	19.4	41.7	108.7
Total operating costs (cost of sales) per ounce sold	$950	$978	$1,026	$983
Total cash costs per ounce produced before by-product credits	$797	$792	$683	$753
Total cash costs per ounce produced net of by-product credits(3)	$794	$774	$681	$747

	Q3 YTD 2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$116,398	$54,653	$129,714	$300,765
Depreciation and depletion	(19,593)	(14,826)	(45,092)	(79,511)
Change in product inventory	(4,598)	287	(1,565)	(5,876)
Smelting and refining charges	811	309	139	1,259
Total cash costs before by-product credits	93,018	40,423	83,196	216,637
Silver credit(2)	(369)	(1,346)	(275)	(1,990)
Total cash costs net of by-product credits	92,649	39,077	82,921	214,647
Gold ounces sold (000’s)	148.3	55.9	134.8	339.0
Gold ounces produced(2) (000’s)	148.4	60.4	127.0	335.8
Total operating costs (cost of sales) per ounce sold	$785	$978	$962	$887
Total cash costs per ounce produced before by-product credits	$627	$669	$655	$645
Total cash costs per ounce produced net of by-product credits(3)	$624	$647	$653	$639

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.

(2)	Consolidated silver by-product credits are calculated as follows:

	Q3 2017				Q3 YTD 2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces (000's)	33,943	$16.73	$568	$5.22	115,963	$17.16	$1,990	$5.93

8

(3)
Total cash costs per gold ounce produced for Q3 2017 included a $9.0 million non-recurring pre-tax expense at La Arena to fulfill long-term commitments made to the community that impacted total cash costs per ounce produced by $189/oz for Q3 2017 and $60/oz for Q3 YTD 2017 at La Arena and $82/oz for Q3 2017 and $27/oz for Q3 YTD 2017 in total.

(4) Numbers in table may not calculate due to rounding.

	Q3 2016(1)(2)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(3)	$32,742	$8,080	$34,553	$75,375
Depreciation and depletion	(5,472)	(2,485)	(7,708)	(15,665)
Change in product inventory	1,275	2,002	(2,982)	295
Smelting and refining charges	281	97	39	417
Total cash costs before by-product credits	28,826	7,694	23,902	60,422
Silver credit(4)	(32)	(201)	(92)	(325)
Total cash costs net of by-product credits	28,794	7,493	23,810	60,097
Gold ounces sold (000’s)	56.6	7.0	43.4	107.0
Gold ounces produced(4) (000’s)	48.5	10.1	37.5	96.1
Total operating costs (cost of sales) per ounce sold	$579	$1,148	$796	$704
Total cash costs per ounce produced before by-product credits	$594	$762	$638	$629
Total cash costs per ounce produced net of by-product credits	$593	$742	$635	$625

	Q3 YTD 2016(1)(2)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(3)	$106,925	$16,206	$67,721	$190,852
Depreciation and depletion	(18,047)	(4,468)	(19,425)	(41,940)
Change in product inventory	1,691	2,002	584	4,277
Smelting and refining charges	1,004	242	85	1,331
Total cash costs before by-product credits	91,573	13,982	48,965	154,520
Silver credit(4)	(134)	(440)	(179)	(753)
Total cash costs net of by-product credits	91,439	13,542	48,786	153,767
Gold ounces sold (000’s)	145.6	31.5	74.6	251.7
Gold ounces produced(4) (000’s)	146.0	21.2	76.2	243.4
Total operating costs (cost of sales) per ounce sold	$734	$515	$908	$758
Total cash costs per ounce produced before by-product credits	$627	$659	$642	$635
Total cash costs per ounce produced net of by-product credits	$626	$638	$640	$632

(1) Q3 YTD 2016 comparative figures exclude Q1 2016 data from the Timmins mines.
(2) Q3 YTD 2016 comparative figures exclude data from the Shahuindo mine through April 2016 as commercial production was declared May 1, 2016.
(3) Total operating costs (cost of sales) includes production costs, depreciation and depletion, royalties and smelting and refining charges.
(4) Silver by-product credits are calculated as follows:

	Q3 2016				Q3 YTD 2016
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces	$19,233	$16.90	$325	$3.38	$46,805	$16.09	$753	$3.09
(5) Table has been updated to reflect current period presentation with no impact to the cash costs previously presented.
(6) Numbers in table may not calculate due to rounding.

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All-in sustaining costs
The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.
All-in sustaining costs include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this measure represents the total costs of producing silver and gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
All-in sustaining costs (silver)
Total all-in sustaining costs per ounce of produced silver, net of by-product credits
The following tables reconciling total all-in sustaining costs per ounce of produced silver, net of by-product credits to the consolidated financial statements should be read in conjunction with the prior tables which reconcile total cash costs net of by-product credits to total operating costs.

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Total cash costs net of by-product credits	$—	$32,321	$59,596	$92,715
Sustaining capital(1)	—	5,909	19,062	16,736
Exploration	—	401	498	720
Reclamation cost accretion	—	52	123	140
General and administrative expenses	—	4,504	7,032	13,439
All-in sustaining costs	$—	$43,187	$86,311	$123,750
Silver ounces produced in concentrate (000’s)	—	4,976	9,692	16,387
All-in sustaining costs per ounce produced net of by-product credits	$—	$8.68	$8.91	$7.55
(1) Sustaining capital includes underground development and surface sustaining capital expenditures.
(3) Q3 YTD 2017 silver numbers reflect actual through Q2 2017 as no silver was produced in Q3 2017.
(2) Numbers in table may not calculate due to rounding.
All-in sustaining costs (gold)
Total all-in sustaining costs per ounce of produced gold, net of by-product credits

	Q3 2017(1)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$37,778	$15,029	$28,444	$81,251
Sustaining capital	7,687	7,622	9,824	25,133
Exploration	294	926	2,035	3,255
Reclamation cost accretion	336	220	38	594
General and administrative expenses	3,288	1,985	2,765	8,038
All-in sustaining costs	$49,383	$25,782	$43,106	$118,271
Gold ounces produced (000’s)	47.6	19.4	41.7	108.7
All-in sustaining costs per ounce produced net of by-product credits	$1,038	$1,328	$1,034	$1,088

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	Q3 YTD 2017(1)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$92,649	$39,077	$82,921	$214,647
Sustaining capital	20,006	14,834	36,260	71,100
Exploration	849	3,722	6,351	10,922
Reclamation cost accretion	1,022	649	95	1,766
General and administrative expenses	8,778	6,106	7,168	22,052
All-in sustaining costs	$123,304	$64,388	$132,795	$320,487
Gold ounces produced (000’s)	148.4	60.4	127.0	335.8
All-in sustaining costs per ounce produced net of by-product credits	$831	$1,066	$1,046	$954
(1) Numbers in table may not calculate due to rounding.

	Q3 2016
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$28,794	$7,493	$23,810	$60,097
Sustaining capital	9,321	2,050	14,944	26,315
Exploration	510	1,415	1,863	3,788
Reclamation cost accretion	297	165	25	487
General and administrative expenses	2,987	(1,127)	1,063	2,923
All-in sustaining costs	$41,909	$9,996	$41,705	$93,610
Gold ounces produced in doré (000’s)	48.5	10.1	37.5	96.1
All-in sustaining costs per ounce produced net of by-product credits	$864	$990	$1,112	$974

	Q3 YTD 2016
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$91,439	$13,542	$48,786	$153,767
Sustaining capital	22,311	8,649	32,199	63,159
Exploration	1,096	2,565	2,545	6,206
Reclamation cost accretion	957	642	48	1,647
General and administrative expenses	9,571	1,300	2,624	13,495
All-in sustaining costs	$125,374	$26,698	$86,202	$238,274
Gold ounces produced in doré (000’s)	146.0	21.2	76.2	243.4
All-in sustaining costs per ounce produced net of by-product credits	$859	$1,258	$1,131	$979

(1)	Q3 YTD 2016 comparative figures exclude Q1 2016 data from the Timmins mines.

(2)	Q3 YTD 2016 comparative figures exclude data from the Shahuindo mine through April 2016 as commercial production was declared May 1, 2016.

(3)	Numbers in table may not calculate due to rounding.

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The reconciliation which formed the basis for the range in the 2017 gold cash cost and all-in sustaining cost targets is as follows:

Total cash costs	Gold
Total cash costs before by-product credits	$293,950
By-product credits	$—
Total cash costs net of by-product credits	$293,950
Gold ounces produced (000’s)	$425
Total cash costs per ounce before by-product credits	$692
Total cash costs per ounce net of by-product credits	$692

All-in sustaining costs	Gold
Total cash costs net of by-product credits	$293,950
Sustaining capital	$117,550
Exploration	$12,000
Reclamation cost accretion	$3,700
General and administrative expenses	$37,100
All-in sustaining costs	$464,300
Gold ounces produced (000’s)	$425
All-in sustaining costs per ounce produced	$1,100

Cash provided by operating activities before changes in working capital
Cash provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash but before changes in working capital. Net cash provided by operating activities represents the cash flows generating by operating activities after changes in working capital and income taxes paid. Management believes that these measures provide useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operations.
The non-GAAP measures described above do not have standardized meanings prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Cash provided by operating activities before changes in working capital(1)	$37,039	$125,987	$269,335	$311,257
Net cash provided by operating activities(1)	$48,675	$78,679	$223,321	$141,650
Basic weighted average common shares outstanding	313,152	311,407	312,673	282,335

(1)
Refer to the condensed interim consolidated statements of cash flows in the Company’s interim financial statements for a detailed reconciliation from earnings and total comprehensive income to cash provided by operating activities before changes in working capital and net cash provided by operating activities.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
This press release contains “forward-looking information” “forward-looking information” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements include, but are not limited to, statements related to the following: in regards to the appeals to the Guatemalan Constitutional Court of the decision by the Supreme Court of Guatemala ordering the Guatemalan

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Ministry of Energy and Mining (“MEM”) to conduct consultation with indigenous populations in certain designated locations in and around the Escobal Mine, reinstating the Company’s mining license in respect of the Escobal mine, the timeline for such appeals to be heard and decided and the likelihood of an adverse decision by the Constitutional Court; the timing and results of other court proceedings; the timing and likelihood of peacefully resolving the road blockage affecting the Escobal mine; timing and possible outcome of pending litigation; the continuation of the expansion plans at Shahuindo and Bell Creek and the on-going review of all other capital and exploration expenditures; the potential for reactivation of the DRIP in the future; the potential for an event of default under the credit facility if the suspension of the Escobal mining license is not lifted in such a way as to resume mining operations by April 1, 2018, and the Company’s expected course of action if an event of default occurs; production and cost targets for the Company’s gold operations in 2017 of 400,000 to 450,000 ounces of gold, total cash costs of $650 to $700 per ounce and all-in sustaining costs of $1,050 to $1,150 per ounce; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; the expectation of meeting production targets; growing gold production to over a half million ounces in 2019; the timing and cost of the design, procurement, construction and commissioning of the 12,000 tpd crushing and agglomeration circuit at Shahuindo, as well as the expansion of the Shahuindo mine to a production capacity of 36,000 tpd with commissioning by mid-year 2018 and achieving the full 36,000 tpd production rate by the end of 2018, providing an expected 80% recovery rate for agglomerated ore in line with the pre-feasibility study; the timing of the receipt of permits at Shahuindo; the steps being taken to optimize leaching permeability at Shahuindo; the timing for construction of Pad 2B at Shahuindo and the commencement of production at Pad 2B in the second half of 2018; the expectation of the capacity of the south waste rock dump at Shahuindo; the timing of completion of the Bell Creek Shaft Project to double the Bell Creek mine production to 80,000 ounces of gold per year by late 2018; the completion of construction of the Phase 5 tailings facility expansion at the Bell Creek Mill ready for operation in accordance with the life of mine plan; care and maintenance plans at Escobal; providing further updates to guidance when additional information regarding the Escobal license is available; capital expenditures, corporate general and administration expenses, and exploration expenses; sustaining and project capital expenditures; the expected working capital requirements; the sufficiency of capital resources and the consideration of alternative financing arrangements to meet strategic needs; the expected depreciation and depletion rates; exploration and review of prospective mineral acquisitions; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the timing for completion of the underground dewatering project at Escobal; the cost and timing of sustaining capital projects; and the timing, costs, results and impacts of purported class action lawsuits filed against the Company and certain of its officers and directors.
Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins mines; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the availability and sufficiency of power and water for operations; the timely receipt of permits and other approvals; the successful outcomes of consultations with indigenous populations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the Company’s ability to peacefully resolve the protests and road blockages of the Escobal Mine; the timing and ability of the Company to resume operations once the suspension of the mining license to Minera San Rafael for the Escobal Mine is lifted and all licenses, permits and credentials affecting the operation of the Company’s mines, including the Escobal Mine, are renewed or re-issued and all roadblocks are cleared, and relationships with our partners, including employees, vendors and community populations are maintained or effectively managed; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.
Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to; the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation. For a more detailed discussion of risks relevant

13

to the Company, see Risk Factors summarized above and discussed in more detail in our public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.
Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.
CAUTIONARY NOTE TO INVESTORS IN THE UNITED STATES REGARDING RESERVES AND RESOURCES
The Mineral Resource and Mineral Reserve estimates contained in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.
While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this press release containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS
Selected quarterly and YTD consolidated financial information from continuing operations is as follows:

	Q3 2017	Q3 2016(1)	Q3 YTD 2017	Q3 YTD 2016(1)
Metal Sold
Silver (000’s ozs)	489	4,800	10,345	14,573
Gold (000’s ozs)(2)	116.3	108.791	0.3424	257.483
Lead (000’s t)	—	1.9	4.1	6.7
Zinc (000’s t)	—	2.7	5.6	9.5
Realized Price
Silver in concentrate (per oz)	$18.12	$20.64	$17.71	$18.54
Gold in doré (per oz)	$1,266	$1,321	$1,239	$1,264
Lead (per t)	$—	$2,204	$2,379	$1,829
Zinc (per t)	$—	$2,513	$2,864	$2,160
LBMA/LME Price(3)
Silver (per oz)	$16.84	$19.61	$17.16	$17.12
Gold (per oz)	$1,278	$1,335	$1,251	$1,260
Lead (per t)	$2,334	$1,873	$2,259	$1,780
Zinc (per t)	$2,963	$2,255	$2,783	$1,955
Revenues	$155,201	$234,721	$615,823	$595,105
Total operating costs	$136,422	$135,296	$418,590	$384,303
Earnings from operations	$18,779	$99,425	$197,233	$210,802
Earnings (loss)	$(8,380)	$63,011	$99,803	$117,561
Earnings (loss) per common share
Basic	$(0.03)	$0.20	$0.32	$0.42
Diluted	$(0.03)	$0.20	$0.32	$0.42
Adjusted earnings (loss)(4)	$(7,225)	$65,657	$101,689	$161,970
Adjusted earnings (loss) per common share(4)
Basic(4)	$(0.02)	$0.21	$0.33	$0.57
Diluted(4)	$(0.02)	$0.21	$0.33	$0.57
Weighted average shares outstanding - Basic	313,152	311,407	312,673	282,335
Weighted average shares outstanding - Diluted	313,161	312,108	312,722	282,672
Dividends paid	$6.252	$18,654	$43.686	$50,730
Cash flow provided by operating activities	$48,675	$78,679	$223,321	$141,650
Cash flow provided by operating activities before changes in working capital(4)	$37,039	$125,987	$269,335	$311,257
Cash and cash equivalents	$182,072	$142,426	$182,072	$142,426
Total assets	$3,127,529	$3,033,218	$3,127,529	$3,033,218
Total long-term liabilities	$315,979	$276,180	$315,979	$276,180
Costs per silver ounce produced
Total cash costs net of by-product credits(4)	$—	$6.5	$6.15	$5.66
All-in sustaining costs per silver ounce net of by-product credits(4)	$—	$8.68	$8.91	$7.55
Costs per gold ounce produced
Total cash costs net of by-product credits(4)	$747	$625	$639	$632
All-in sustaining costs per gold ounce net of by-product credits(4)(5)	$1,088	$974	$954	$979

(1)
Q3 YTD 2016 numbers include operational and financial information from the Timmins mines beginning April 1, 2016, the date of acquisition and operational and financial information from Shahuindo beginning May 1, 2016, the commencement of commercial production.

(2)
Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. Included in the 257.5 thousand gold ounces sold for Q3 YTD 2016 31.5 thousand gold ounces sold at Shahuindo which include four months of pre-commercial production ounces sold (7.6 thousand ounces of gold in doré sold in the period January through April 2016, respectively).

(3)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.

(4)	Refer to the “Non-GAAP Financial Measures” section of this MD&A.

(5)
All-in sustaining costs net of by-product credits per gold ounce produced exclude the impact of $11.0 million in non-recurring transaction costs related to the acquisition of Lake Shore Gold during Q3 YTD 2016.

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